PROXY STATEMENT-PROSPECTUS SUPPLEMENT DATED OCTOBER 26, 2006
TO PROXY STATEMENT-PROSPECTUS DATED OCTOBER 3, 2006.
Filed Pursuant to Rule 424(b)(3)
Reg. No. 333-137013

Proxy Statement-Prospectus Supplement for the Special Meeting of Stockholders of UnionBancorp, Inc.	Proxy Statement-Prospectus Supplement for the Special Meeting of Stockholders of Centrue Financial Corporation
Dear UnionBancorp and Centrue Financial Stockholders:
      On October 10, 2006, UnionBancorp and Centrue Financial first mailed to their stockholders a proxy statement-prospectus containing disclosure regarding the merger of UnionBancorp and Centrue Financial and other proxy materials related to a special meeting of their respective stockholders. Since the date of the original proxy statement-prospectus, UnionBancorp’s President and Chief Executive Officer has resigned.
      Included with this letter are the following documents:

•	a proxy statement-prospectus supplement containing information regarding recent developments; and

•	a copy of a proxy card for voting your shares at the special meeting should you wish to vote, change your prior vote or revoke your prior proxy.
      If you have already voted on the merger, you need not do so again, as your prior vote will be counted at the special meeting. On the other hand, if you have not voted on the merger or wish to change your previously submitted vote, you may do so by submitting the enclosed proxy card. Your vote is very important.

Sincerely,

Kurt R. Stevenson UnionBancorp, Inc. Interim President and Chief Financial Officer	Thomas A. Daiber Centrue Financial Corporation President and Chief Executive Officer
      For a description of the significant considerations in connection with the merger and related matters, see “Risk Factors” beginning on page 21 of the original proxy statement-prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement-prospectus supplement. Any representation to the contrary is a criminal offense.
      The Securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

Joint proxy statement-prospectus supplement dated October 26, 2006, and first being mailed to stockholders on or about October 27, 2006.

Recent Developments

Resignation of UnionBancorp’s President and Chief Executive Officer and Appointment of Interim President
      As previously announced, UnionBancorp’s President and Chief Executive Officer, Scott A. Yeoman, resigned on October 23, 2006. Mr. Yeoman will remain with UnionBancorp in a consulting capacity for up to ten days to assist with the transition. Mr. Yeoman, who was named UnionBancorp’s President and Chief Executive Officer in 2005, resigned all directorships, offices and positions he held with UnionBancorp and its subsidiary bank, UnionBank. As a result of his resignation, Mr. Yeoman will not be a director or officer of the combined company following the merger, and his employment agreement with UnionBancorp described in the proxy statement-prospectus has terminated. Mr. Yeoman is entitled only to his base salary through the date of his resignation, plus the amount of any expense reimbursements prior to the effective date of his resignation.
      UnionBancorp’s Board of Directors is actively seeking a successor for Mr. Yeoman and has appointed Kurt R. Stevenson, currently UnionBancorp’s Senior Executive Vice-President and Chief Financial Officer, as interim President of UnionBancorp and UnionBank. Mr. Stevenson, 39, will continue to serve as UnionBancorp’s and UnionBank’s Chief Financial Officer during the time he serves as interim President. After the consummation of the contemplated merger between UnionBancorp and Centrue Financial Corporation, in addition to serving as Chief Financial Officer, Mr. Stevenson will serve as interim Chief Operating Officer of UnionBancorp and serve as interim President and Chief Operating Officer of UnionBank until a successor is appointed. Aside from the additional interim officer positions, the terms of Mr. Stevenson’s employment agreement as described in the proxy statement-prospectus remain unchanged. Mr. Stevenson joined UnionBancorp in 1991 and has over 19 years of experience in the banking industry. Mr. Stevenson has served as UnionBancorp’s Vice President and Chief Financial Officer since June of 2000. Additional biographical information about Mr. Stevenson is included in the original proxy statement-prospectus.

Amendment to Merger Agreement
      UnionBancorp and Centrue Financial amended the merger agreement to delete certain references to Mr. Yeoman, including removing a mutual closing condition that Mr. Yeoman be an active employee of UnionBancorp on the effective date of the merger. The merger agreement was also amended to reflect that Mr. Stevenson will serve, after the consummation of the merger, as interim Chief Operating Officer, Senior Executive Vice President and Chief Financial Officer of the combined company and as interim President and Chief Operating Officer, and Chief Financial Officer of the combined company’s subsidiary bank. The remaining terms of the merger agreement were not changed.
      We have attached the amendment to the merger agreement as Appendix A. Please read the amendment. It is a legal document that, together with the merger agreement, governs the merger.
Voting on the Merger Proposal
YOUR VOTE IS VERY IMPORTANT
      The boards of UnionBancorp and Centrue Financial fixed the close of business on September 22, 2006, as the record date for determining those UnionBancorp and Centrue Financial stockholders who are entitled to notice of and to vote at their respective special meeting. Only holders of UnionBancorp common stock and Centrue Financial common stock of record on the respective books of UnionBancorp and Centrue Financial at the close of business on the record date have the right to receive notice of and to vote at their respective special meeting. Additional information regarding the special meetings is included in the original proxy statement-prospectus beginning at page 24.
      If you have already submitted your proxy card or voted on the merger, you do not need to take further action. Your previously submitted vote will be counted at the special meeting.
      If you have not yet voted on the merger or wish to change your previously submitted vote, you may vote by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope. Submitting your proxy will not affect your right to vote in person if you decide to attend the special meeting.
      If you attend the special meeting, you may revoke your proxy and vote in person even though you have submitted your proxy card. Even if you plan to attend the special meeting, we urge you to submit a valid proxy promptly to ensure that your shares will be represented at the special meeting. Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.
      Any written notice of revocation from a UnionBancorp stockholder should be delivered to UnionBancorp’s corporate secretary at 122 West Madison Street, Ottawa, Illinois 61350, before the taking of the vote on the merger at the special meeting. Any written notice of revocation from a Centrue Financial stockholder should be delivered to Centrue Financial’s Acting Secretary at 303 Fountains Parkway, Fairview Heights, Illinois 60208, before the taking of the vote on the merger at the special meeting. If you transmit your revocation by regular mail, you should allow sufficient time for delivery prior to the special meeting. If you hold your UnionBancorp common stock or your Centrue Financial common stock in “street name,” you should contact your bank or broker and follow their procedures to revoke your vote.
Additional Information or Copies
      If you have any questions about the merger or if you need additional copies of this proxy statement-prospectus supplement, the original proxy statement-prospectus, the proxy card, or any other materials relating to the merger, you should contact:

UnionBancorp, Inc.	Centrue Financial Corporation
122 West Madison Street	303 Fountains Parkway
Ottawa, Illinois 61350	Fairview Heights, Illinois 60208
Attention: Suzanne Fechter, Secretary	Attention: Thomas A. Daiber, Acting Secretary
Telephone: (815) 431-2815	Telephone: (618) 624-1323
To obtain timely delivery of the documents, you must request the information by November 2, 2006.

APPENDIX A
First Amendment
to
Agreement and Plan of Merger
between
UnionBancorp, Inc.
and
Centrue Financial Corporation
October 25, 2006

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
      THIS FIRST AMENDMENT (“Amendment”) to AGREEMENT AND PLAN OF MERGER dated as of June 30, 2006 (together with all exhibits and schedules, the “Agreement”) between UNIONBANCORP, INC., a Delaware corporation (“Union”), and CENTRUE FINANCIAL CORPORATION, a Delaware corporation (“Centrue”) is entered into as of October 25, 2006.
RECITALS
      A. The parties have entered into the Agreement to effect a reorganization through the merger (the “Merger”) of Centrue with and into Union, with Union being the surviving corporation (the “Surviving Corporation”).
      B. The parties desire to amend the Agreement as set forth herein.
AGREEMENTS
      In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree that the Agreement is amended as follows:

1. Section 7.17 of the Agreement is revised in its entirety to read:

“Section 7.17 Employment Agreements. Concurrently with the execution and delivery of this Agreement, Union shall cause to be executed and delivered: (a) by both parties: (i) an employment agreement in the form of Exhibit F-2, signed by Kurt Stevenson (the “Stevenson Employment Agreement”) to be effective at the Effective Time; and (b) by Union, the Daiber Employment Agreement.”

2. Section 9.11 of the Agreement is revised in its entirety to read:

“Section 9.11 Additional Agreements. Each of the Daiber Employment Agreement and the Stevenson Employment Agreement shall be in full force and effect, Thomas A. Daiber shall be an active employee of Centrue and Kurt Stevenson shall be an active employee of Union.”

3. Section 10.12 of the Agreement is revised in its entirety to read:

“Section 10.12 Additional Agreements. Each of the Daiber Employment Agreement and the Stevenson Employment Agreement shall be in full force and effect, Thomas A. Daiber shall be an active employee of Centrue and Kurt Stevenson shall be an active employee of Union.”

4. Exhibit C to the Agreement is revised in its entirety as set forth in Exhibit C hereto.

5. Exhibit F-2 is deleted in its entirety.

6. Exhibit F-3 is relabeled Exhibit F-2 and Recital B thereof is revised in its entirety as follows:

“The Employer desires to employ the Executive as interim Chief Operating Officer of Employer and as interim President and Chief Operating Officer of UnionBank and as Senior Executive Vice President and Chief Financial Officer of Employer and as Senior Executive Vice President and Chief Financial Officer of UnionBank, and the Executive desires to be employed in such positions. In each case, it is expected that the interim positions referenced herein will extend until a permanent Chief Operating Officer of the Company and a permanent President and Chief Operating Officer of the Bank is appointed, if such person is someone other than Executive, but that the other positions set forth herein will continue unaffected by any such appointment.”

7. Sections 3.4(d) and 7.15 of the Agreement are revised to delete the phrase “the Yeoman Employment Agreement” in each place it appears.

8. The reference to Scott A. Yeoman in Section 12.5 of the Agreement is deleted and Kurt Stevenson is added in his place.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers on the day and year first written above.

UNIONBANCORP, INC.

By:	/s/Kurt R. Stevenson

Name:	Kurt R. Stevenson

Title:	Interim President

CENTRUE FINANCIAL CORPORATION

By:	/s/ Thomas A. Daiber

Name:	Thomas A. Daiber

Title:	President and Chief Executive Officer

Exhibit C
Directors and Executive Officers of Surviving Corporation
       From and after the Effective Time of the Merger contemplated per the agreement entered into as of June 30, 2006, among UnionBancorp, Inc., a Delaware corporation (“Union”), Centrue Financial Corporation, a Delaware corporation (“Centrue”), the directors and executive officers of the Surviving Corporation, including committee chairmen, shall be as follows:
DIRECTORS:

Class III Directors	(2007)	Dennis J. McDonnell*	Thomas A. Daiber
		Scott Sullivan	Mark L. Smith
Class I Directors	(2008)	Richard J. Berry	Randall E. Ganim
		Walter E. Breipohl
Class II Directors	(2009)	John Shinkle	Michael A. Griffith
			Michael J. Hejna

* Chairman
BOARD COMMITTEE CHAIRS:
Executive/ Compensation Committee: Michael A. Griffith, Chairman
Governance and Nominating Committee: Dennis J. McDonnell, Chairman
Audit Committee: Mark L. Smith, Chairman
EXECUTIVE OFFICERS:

Dennis J. McDonnell	Chairman of the Board
Thomas A. Daiber	President and CEO
Kurt R. Stevenson	Interim COO and Senior Executive Vice President and CFO